Exhibit 99.1

Points International Ltd. Reports Fourth Quarter and Full Year 2013 Financial Results

– Revenues of $202.4 million, an increase of 45% year-over-year
– 8 new partners announced or launched since the start of 2013
– Initiates 2014 revenue guidance of 25% -40% year-over-year growth

Toronto, Canada, March 5, 2014 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the fourth quarter and full-year ended December 31, 2013.

“2013 was another record year for Points,” said Chief Executive Officer, Rob MacLean. “We finished the year on-target, with revenues increasing roughly 45% to $202 million and Adjusted EBITDA1 growing steadily during this aggressive growth period. Our performance reflects the contribution from new products and partners launched over the last twelve months as well as increased transactional activity among existing partners. In 2013, Points launched 15 new products with 5 new partners, most notably welcoming Southwest Airlines, Speedway, Finnair, and SVM Fuel Circle to our growing loyalty network.”

“2013 was also an investment year for Points, in which we added key product functionality as well as began to set the groundwork for Points’ open platform strategy. The opportunities that we are investing against are diverse – spanning from enhancing our mobile capabilities to broadening our payments functionality, improved data analytics capabilities and innovative enhancements to our white label products that we believe will create value within the loyalty landscape.”

“Importantly, our positive momentum has continued into 2014. In February, we announced a new partnership with MasterCard Worldwide, where we will partner with their Loyalty Division to add value to the dozens of bank loyalty programs around the world that leverage the MasterCard Loyalty Platform. This partnership will dramatically expand our exposure to the Financial Services sector and will benefit not only those new relationships, but also many of our existing partnerships already in place. Additionally we recently launched Spirit Airlines on our network providing FREE SPIRIT members the ability to buy and gift their miles. And today, we are excited to announce the addition of Hilton Worldwide and the Hilton HHonors program to our partner network. Further details on the Hilton relationship will be shared at the launch of services.”

“Our performance in 2013 and early results in 2014 translate into strong forecasted growth in 2014. Revenues are anticipated to grow from 25%-40%, led by growth in our organic business, as well as the contribution from new partners and products launched or announced over the last twelve months. With respect to profitability, we expect the business to demonstrate meaningful leverage, as we continue to drive oversized top-line growth across our increasingly efficient Loyalty Commerce Platform. As a result, we expect full-year Adjusted EBITDA to be in the range of $16-20 million, prior to making strategic investments.”

Fourth Quarter 2013 Financial Results
(Unless otherwise stated, all comparisons for the fourth quarter of 2013 are on a year-over-year basis)

Revenues totaled $69.1 million up 69% from $40.8 million. Principal revenues totaled $66.9 million, up 75% from $38.1 million. The year-over-year increase in principal revenues was largely due to the impact of new partners launched over the last twelve months.

Gross margin2 dollars totaled $10.3 million, or 14.9% of total revenue, compared to $8.0 million, or 19.6% of total revenue. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the last twelve months. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter.

Adjusted EBITDA totaled $3.4 million up 118% from $1.6 million. Record revenue and gross margin dollars in the quarter combined with a steady total operating cost structure have resulted in the more than doubling of Adjusted EBITDA in the fourth quarter.

The Company reported net income of $2.3 million, or $0.15 per diluted share, compared to net income of $5.6 million, or $0.37 per share, in the fourth quarter of 2012. In the fourth quarter of 2012, the Company benefited from approximately $4.9 million in previously unrecognized deferred tax assets.

Fourth Quarter 2013 Business Metrics

	Q4/13	Q4/12	Q4/13 vs. Q4/12	Q3/13	Q4/13 vs. Q3/13
Total All Channels
Points/Miles Transacted (in 000s)	5,348,320	4,411,123	21.2%	4,249,170	25.9%
No. of Points/Miles Transactions	500,782	371,399	34.8%	500,204	0.1%

Full Year 2013 Results

Revenues were $202.4 million, up 45% from $139.5 million in 2012.

Gross margin dollars totaled $33.1 million, or 16.4% of revenue, compared to $28.6 million, or 20.5% of revenue, in 2012.

Adjusted EBITDA totaled $7.4 million, up 17% from $6.3 million in 2012.

Net income was $3.6 million, or $0.23 per diluted share, compared to net income of $8.3 million, or $0.54 per share, in 2012. Net income in 2012 benefited from the recognition of previously unrecognized deferred tax assets, which resulted in a recovery of $4.8 million for the year.

As of December 31, 2013, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $74.9 million. The Company remains debt free and is pleased with its overall financial position.

Outlook

The Company is initiating financial guidance for the year ending December 31, 2014, as follows:

  Revenue is expected to grow in the range of 25% - 40% over 2013. This revenue range contemplates organic growth within Points’ existing business as well as the contribution from partners and products announced or launched since 2013.
  Adjusted EBITDA is expected to be in the range of $16 - $20 million, prior to making strategic investments.
  Strategic investments are expected to be in the range of $5-6 million for 2014.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through March 19, 2014 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13574701.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2014 with respect to revenue growth, Adjusted EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Laura Bainbridge / Kimberly Esterkin
laurab@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA1

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Net income	$2,291	$5,638	$3,606	$8,262
Interest and other income	-	1	-	(7)
Income tax expense (recovery)	474	(4,883)	666	(4,769)
Depreciation and amortization	715	728	3,285	2,803
Foreign exchange (gain)	(77)	(33)	(123)	(68)
Impairment of long-lived assets	-	110	-	110
Adjusted EBITDA	$3,403	$1,561	$7,434	$6,331

Gross Margin Information2

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Total Revenue	$69,087	$40,803	$202,370	$139,509
Direct cost of principal revenue	58,785	32,825	169,266	110,949
Gross Margin	$10,302	$7,978	$33,104	$28,560
Gross Margin %	15%	20%	16%	20%

_________________________________
1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.
2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

Points International Ltd.
Consolidated Balance Sheets

As at December 31	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$64,188	$45,108
Restricted cash	1,602	3,202
Funds receivable from payment processors	9,071	10,057
Security deposits	-	2,780
Accounts receivable	1,401	1,912
Prepaid expenses and other assets	2,210	940
Total current assets	$78,472	$63,999

Non-current assets
Property and equipment	2,092	2,207
Intangible assets	1,855	2,856
Goodwill	2,580	2,580
Deferred tax assets	5,966	6,485
Long-term Investment	3,500	-
Other assets	547	617
Total non-current assets	$16,540	$14,745
Total assets	$95,012	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	4,783	4,673
Payable to loyalty program partners	56,111	44,912
Current portion of other liabilities	1,134	594
Total current liabilities	$62,028	$50,179

Non-current liabilities
Other liabilities	437	738
Total non-current liabilities	$437	$738

Total liabilities	$62,465	$50,917

SHAREHOLDERS’ EQUITY
Share capital	58,693	57,564
Contributed surplus	10,381	10,105
Accumulated other comprehensive loss	(345)	(54)
Accumulated deficit	(36,182)	(39,788)
Total shareholders’ equity	$32,547	$27,827
Total liabilities and shareholders’ equity	$95,012	$78,744

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
REVENUE
Principal	$66,910	$38,139	$193,880	$129,859
Other partner revenue	2,157	2,657	8,431	9,617
Interest	20	7	59	33
Total Revenue	69,087	40,803	202,370	139,509

EXPENSES
Direct cost of principal revenue	58,785	32,825	169,266	110,949
Employment costs	5,201	4,373	18,934	15,368
Marketing & communications	223	439	1,066	1,520
Technology services	241	159	1,013	677
Depreciation and amortization	715	728	3,285	2,803
Foreign exchange (gain) loss	(77)	(33)	(123)	(68)
Operating expenses	1,234	1,446	4,657	4,664
Impairment of long-lived assets	-	110	-	110
Total Expenses	66,322	40,047	198,098	136,023

OPERATING INCOME	2,765	756	4,272	3,486

Interest and other charges (income)	-	1	-	(7)
EARNINGS BEFORE INCOME TAXES	2,765	755	4,272	3,493

Income tax recovery	474	(4,883)	666	(4,769)
NET INCOME	2,291	5,638	3,606	8,262

OTHER COMPREHENSIVE (LOSS) INCOME
(Loss) gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $222 (2012 – expense of $41)	(308)	(144)	(616)	113
Reclassification to net income of (loss) gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $117 (2012 – expense of $75)	157	(97)	325	(210)
Other comprehensive (loss) income for the period, net of income tax	(151)	(241)	(291)	(97)
TOTAL COMPREHENSIVE INCOME	$2,140	$5,397	$3,315	$8,165

EARNINGS PER SHARE
Basic earnings per share	$0.15	$0.37	$0.24	$0.55
Diluted earnings per share	$0.15	$0.37	$0.23	$0.54

Points International Ltd.
Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		gains/(losses)	other	deficit	equity
				on cash flow	comprehensive
				hedges	(loss) income
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	3,606	3,606
Other comprehensive loss	-	-	-	(291)	(291)	-	(291)
Total comprehensive income	-	-	-	(291)	(291)	3,606	3,315
Effect of share option compensation plan	-	767	767	-	-	-	767
Effect of RSU compensation plan	-	497	497	-	-	-	497
Share issuances	1,724	(988)	736	-	-	-	736
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547

	Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		gains/(losses)	other	deficit	equity
				on cash flow	comprehensive
				hedges	(loss) income
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	8,262	8,262
Other comprehensive loss	-	-	-	(97)	(97)	-	(97)
Total comprehensive income	-	-	-	(97)	(97)	8,262	8,165
Effect of share option compensation plan	-	607	607	-	-	-	607
Effect of RSU compensation plan	-	256	256	-	-	-	256
Share issuances	1,146	(429)	717	-	-	-	717
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827

Points International Ltd.
Consolidated Statements of Cash Flows
For the year ended December 31

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Cash flows from operating activities
Net income for the period	$2,291	$5,638	$3,606	$8,262
Adjustments for:
Depreciation of property and equipment	202	159	1,094	583
Amortization of intangible assets	513	569	2,191	2,220
Unrealized foreign exchange loss (gain)	117	145	282	227
Equity-settled share-based payment transactions	444	222	1,264	863
Deferred income tax recovery	532	(4,976)	624	(4,876)
Impairment of long-lived assets	-	110	-	110
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(205)	(327)	(396)	(131)
Changes in non-cash balances related to operations	11,336	11,538	14,625	6,748
Net cash provided by operating activities	15,230	13,078	23,290	14,006

Cash flows from investing activities
Acquisition of property and equipment	(238)	(547)	(980)	(1,078)
Additions to intangible assets	(701)	(111)	(1,190)	(620)
Purchase of convertible debenture	-	255	-	-
Long-term investment	(1,000)		(3,500)	-
Changes in restricted cash	-	(1,575)	1,575	(1,575)
Net cash used in investing activities	(1,939)	(1,978)	(4,095)	(3,273)

Cash flows from financing activities
Proceeds from exercise of share options	126	5	736	717
Share purchases	-	-	(595)	(960)
Net cash provided by (used in) financing activities	126	5	141	(243)

Net increase in cash and cash equivalents	13,417	11,105	19,336	10,490
Cash and cash equivalents at beginning of the period	50,875	34,145	45,108	34,853
Effect of exchange rate fluctuations on cash held	(104)	(142)	(256)	(235)
Cash and cash equivalents at end of the period	$64,188	$45,108	$64,188	$45,108

Interest Received	19	15	61	31
Interest Paid	-	2	-	(7)